Exhibit 99.4

FORM OF LETTER TO SHAREHOLDERS WHO ARE RECORD HOLDERS OF VITRU LIMITED

Subscription Rights to Purchase Common Shares
Offered Pursuant to Subscription Rights
Distributed to Shareholders
of Vitru Limited

October 24, 2022

Dear Shareholder:

Enclosed are materials relating to a rights offering (the “Rights Offering”) by Vitru Limited, a Cayman Islands exempted company (“we,” “us,” “our,” or the “Company”), including the Company’s prospectus supplement dated October 24, 2022 (the “Prospectus Supplement” and together with the base prospectus dated October 25, 2021, the “Prospectus”), relating to the offering of our Common Shares, par value US$0.00005 per share (the “Common Shares”) issuable upon the exercise of subscription rights (the “Subscription Rights”) as described in the Prospectus Supplement. You will be able to exercise your Subscription Rights only during a limited period. Answers to some frequently asked questions about the Rights Offering can be found under the heading “Questions and Answers About the Rights Offering” in the Prospectus Supplement. Any prospective purchaser of our Common Shares pursuant to the exercise of the Subscription Rights should read the Prospectus, including without limitation the risk factors and other information described or incorporated by reference therein, prior to making any decision to invest in the Company.

In the Rights Offering, we are distributing at no charge to the holders of our Common Shares on the Record Date, nontransferable Subscription Rights to purchase up to an aggregate of 4,818,123 of our Common Shares, as described in the Prospectus Supplement.

The Subscription Rights will expire if not exercised prior to 5:00 p.m., Eastern Time, on November 17, 2022, unless extended by the Company (the “Expiration Date”).

As described in the Prospectus Supplement, you will receive one Subscription Right for each six Common Shares owned as of 5:00 p.m., Eastern Time, on the Record Date. Each Subscription Right will allow you to subscribe for one Common Share at the subscription price of $16.02 per whole share (the “Subscription Price”). For example, if you owned 1,000 Common Shares as of 5:00 p.m., Eastern Time, on the Record Date, you would receive one Subscription Right for each six shares and would have the right to purchase 166 Common Shares (that is, rounded down to the nearest whole Common Share, with the total subscription payment being adjusted accordingly, as discussed below) at the Subscription Price. Upon the Expiration Date, any excess subscription amounts paid by a subscriber, including any excess subscription payments received by American Stock Transfer & Trust Company, LLC (the “Subscription Agent”), will be returned without interest, as soon as practicable. The Subscription Rights do not entitle holders to an oversubscription privilege.

You are not required to exercise any or all of your Subscription Rights. However, if you do not exercise your Subscription Rights and the Rights Offering is completed, the number of our Common Shares you own will not change but your percentage ownership of our total outstanding voting shares will decrease assuming that Common Shares are purchased by other shareholders in the Rights Offering. Your percentage ownership of our voting stock may also decrease if you do not exercise your Subscription Rights in full. Please see the discussion of risk factors related to the rights offering, including dilution, under the heading “Risk Factors” in the Prospectus Supplement.

The Subscription Rights will be evidenced by a nontransferable subscription rights certificate (“Rights Certificate”) issued to shareholders of record and will cease to have any value at the Expiration Date.

Enclosed are copies of the following documents:

1.	Prospectus;

Exhibit 99.4 - 1

2.	Rights Certificate;

3.	Instructions as to Use of Vitru Limited Nontransferable Subscription Rights Certificates; and

4.	A return envelope addressed to American Stock Transfer & Trust Company, LLC, the Subscription Agent.

Your prompt action is requested. To exercise the Subscription Rights, as indicated in the Prospectus Supplement, you should deliver to the Subscription Agent the properly completed and signed Rights Certificate with payment of the aggregate Subscription Price in full for each Common Share subscribed for. The Subscription Agent must receive the Rights Certificate with payment of the Subscription Price prior to the Expiration Date. If you send your Rights Certificate(s) and Subscription Price payment by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. We will not be required to issue our Common Shares to you if the Subscription Agent receives your Rights Certificate or your subscription payment after that time, regardless of when the Rights Certificate and subscription payment were sent. See “The Rights Offering—Expiration of the Rights Offering and Extensions, Amendments and Termination” in the Prospectus Supplement.

Once you have exercised your Subscription Rights, such exercise may not be revoked, even if you later learn information that you consider to be unfavorable to the exercise of your Subscription Rights.

Additional copies of the enclosed materials may be obtained from D. F. King & Co., Inc., the information agent for the Rights Offering, by calling +1 866-796-1290. Any questions or requests for assistance concerning the Rights Offering should be directed to the information agent.

Very truly yours,

Vitru Limited

Exhibit 99.4 - 2